SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of August, 2006
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     On August 1, 2006, Telvent GIT, S.A. (the “Company”) appointed Mr. Raúl Agüera as its Chief Accounting Officer. Mr. Agüera will continue to serve in his current position as Director of Administration.
     Before joining the Company in 2005 as Director of Administration, Mr. Agüera worked as Financial Controller and Chief Financial Officer for Pridesa and Ondagua, Spanish companies of RWE Group, a multi-utility German company working in electricity, gas, water and service areas, from January 2002 to December 2005. Additionally, Mr. Agüera was the Administration and Financial Director in SERNAUTO, Spanish Autoparts Association from March 1998 to January 2002, and has had two years experience in private banking. Mr.Agüera graduated with a degree in Economics from ETEA (Cordoba, Spain).
     Mr. Agüera is not related to any of the directors or executive officers.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)

By:	/s/ Manuel Sánchez

Name: Manuel Sánchez
Title: Chief Executive Officer
Date: August 3, 2006